Exhibit 99.1

Rezolve AI Limited Closes Business Combination with Armada Acquisition Corp. I; Announces Date for Commencement of Trading on the Nasdaq; Launching one of the first pure play Ai companies with its own foundation Large Language Model – brainpowa

•	Rezolve’s proprietary LLM – brainpowa- is customized and focuses on commerce and retail enabling ‘conversational commerce’ and instant checkout in 95 languages

•	Rezolve AI ordinary shares and warrants to begin trading on the Nasdaq on August 16, 2024 under the ticker symbols “RZLV” and “RZLVW”, respectively

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Rezolve AI is advancing digital retail engagement for merchants with its proprietary technology by providing customers with a Gen AI powered sales engine designed to significantly improve search, advice and revenue generation

London and Philadelphia, PA – August 15, 2024 - Rezolve AI Limited, (“Rezolve” or the “Company”), a leading provider of AI-driven engagement platforms for retail and commerce, today announced that it has completed its business combination with Armada Acquisition Corp. I (Nasdaq: AACI), a publicly traded special purpose acquisition company (“Armada”). Armada stockholders approved the transaction at Armada’s special meeting held at 10am on August 01, 2024. Rezolve plans to use the cash from the business combination to grow a strategic market base and expand its position as a global provider of a SAAS based, generative AI powered sales engine that is designed to help retailers improve search, advice and revenue generation.

The combined company will operate as “Rezolve AI Limited”, and its common shares and warrants are expected to begin trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “RZLV” and “RZLVW”, respectively, on August 16, 2024.

“We are thrilled to have successfully completed the business combination with Armada and begin our next chapter. As a pure play public AI company, we expect Rezolve will continue to lead the design of business-safe AI solutions. We are committed to AI that delivers to our customers personalized consumer engagement, and superior productivity and performance,” said Daniel M. Wagner, Chairman and CEO of Rezolve AI Limited. “We are incredibly grateful to our leadership team, employees and partners around the world for their support in our journey. We are looking forward to the future and believe Rezolve is well-positioned to capitalize on significant growth opportunities and generate substantial value for all stakeholders.”

“Rezolve’s solution offers a scalable, customizable AI platform that can increase customer engagement while delivering the next level of performance in digital shopping,” said Stephen P. Herbert, CEO and Chairman of Armada. “We are pleased that our investors supported the merger and look forward to continuing our partnership with Rezolve.”

Rezolve’s management team, led by Chairman and CEO Daniel Wagner, CEO Technology and Product, Sauvik Banerjjee, CTO Dr Salman Ahmed and CFO Richard Burchill, will continue to lead the public company following the Business Combination.

Rezolve Ai Product Suite

Our Large Language Model (“LLM”) uses proprietary AI to interrogate presales, sales and post-sales content as well as transactional and customer data to build one of the world’s first dedicated eCommerce and Sales LLMs. Today, Rezolve’s proprietary commerce-centric LLM ‘brainpowa” suite of products include “Brain Commerce” for Ai powered conversational commerce, “Brain Checkout” an Ai powered engagement platform, and “Brain Assistant” for Ai powered knowledge management.

Rezolve’s AI- and cloud-based advertising, engagement and commerce platform is designed for merchants of all sizes

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eCommerce-Specific AI Platform and Suite—Brain. Rezolve’s Brain allows customers, either online or instore, to ask, via voice or text and in any of ninety-five languages, any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers.

•	Instant Checkout. Rezolve’s Instant Checkout allows websites to convert passive browsers into actors or buyers with one click directly from the product detail pages on merchant websites

•	Omnichannel Interactions. The Rezolve platform provides multiple opportunities for interaction.

•	Direct Brand Engagement. We deliver a comprehensive commerce and engagement platform that allows merchants to easily create direct engagements with consumers via their mobile phone.

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Seamless Integration with Existing Applications. We expect the Rezolve solution to be able to be integrated with a merchant’s application and expect it to require minimal time or training to implement and use.

•	Actionable Analytics and Insights. With our platform, we expect merchants will be able to receive direct insights into consumer behavior that are often not shared by third-party intermediaries.

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A Frictionless Consumer Experience. We expect that our platform will provide consumers with an intuitive and immediate user experience. Consumers only need a mobile phone (for Rezolve Instant Checkout, SmartLinks and SmartCodes).

Additional information about the completed Business Combination will be provided in a Current Report on Form 8-K to be filed by Armada and a Form 6-K to be filed by Rezolve with the Securities and Exchange Commission and available at www.sec.gov.

About Rezolve AI Limited

Rezolve AI leads the mobile commerce industry with our cutting-edge engagement platform powered by artificial intelligence and machine learning. By enabling retailers, brands, and manufacturers to create dynamic connections with consumers across mobile and desktop devices, we redefine mobile engagement. Our AI-driven platform simplifies the purchasing process, providing relevant information and facilitating seamless transactions with a single tap. With a commitment to innovation, we shape the future of digital commerce where technology seamlessly intersects with commerce for the benefit of businesses and consumers. Our scalable platform offers merchants actionable solutions to engage consumers effectively, managing high traffic volumes and gathering valuable engagement data in real-time.

The company was founded in 2016, is headquartered in London, UK and has offices globally.

For more information, please visit www.rezolve.com.

About Armada Acquisition Corp. I

Armada is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Armada was founded on November 5, 2020, and is headquartered in Philadelphia, PA

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act and Section 21E of the Exchange Act. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed business combination and related transactions. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve Limited, Rezolve or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the ability to meet stock exchange listing standards as a condition to closing of the business combination or following the consummation of the proposed business combination; (4) the risk that the proposed business combination disrupts current plans and operations of Armada, Rezolve Limited or Rezolve as a result of the announcement and consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (8) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve Limited or Rezolve operate, and other factors beyond their control, such as inflation or rising interest rates; (9) the possibility that Armada, Rezolve Limited, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) additional risks, including those to be included under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Armada’s Annual Report on Form 10-K for the year ended September 30, 2023 and the Quarterly Reports on Form 10-Q filed by Armada for the quarterly periods ended December 31, 2023 and March 31, 2024. If any of these risks materialize or Armada’s, Rezolve Limited’s or Rezolve’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Armada, Rezolve Limited or Rezolve presently know or that Armada, Rezolve Limited and Rezolve currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Armada’s, Rezolve Limited’s and/or Rezolve’s expectations, plans or forecasts of future events and views as of the date of this press release. Armada, Rezolve Limited and Rezolve anticipate that subsequent events and developments will cause Armada, Rezolve Limited’s and Rezolve’s assessments to change. However, while Armada, Rezolve Limited and Rezolve may elect to update these forward-looking statements at some point in the future, each of Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Armada’s, Rezolve Limited’s and Rezolve’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada, Rezolve Limited or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Contact:

Investor Contact:

Mike Bishop

Bishop IR, LLC

mike@bishopir.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040